SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 21, 2002

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 5. OTHER EVENTS.

On October 21, 2002, Irwin Financial Corporation announced its third quarter earnings conference call as described in the news release attached as Exhibit 99.1.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits.

99.1 News Release issued October 21, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: October 21, 2002   By: /s/ GREGORY F. EHLINGER

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued October 21, 2002

Irwin Financial
Corporation
500 Washington Street
P.O. Box 929
Columbus, IN 47202-0929
812.376.1909
812.376.1709 Fax
www.irwinfinancial.com



NEWS RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917

October 21, 2002   For immediate release

IRWIN FINANCIAL CORPORATION ANNOUNCES
THIRD QUARTER EARNINGS CONFERENCE CALL

(Columbus, IN) IRWIN FINANCIAL CORPORATION (NYSE: IFC) intends to release its Third Quarter 2002 operating results on October 22, 2002.

At 1:00 p.m. EDT, 12:00 p.m. CDT, on October 22nd, the Corporation will hold a conference call to review results. The toll-free number for the call will be 866.297.6315; please tell the operator you would like to join the Irwin Financial call. A company news release regarding the topic of the call will be available on PRNewswire before the call. Greg Ehlinger, Senior Vice President and CFO of Irwin Financial Corporation, and Will Miller, Chairman, Irwin Financial Corporation, will be the speakers on the call.

Information provided and statements made during the call that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the company's expectations, hopes, beliefs and intentions on strategies regarding the future. It is important to note that the company's actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including, but not limited to, general economic, business and financial conditions, governmental action, competitor activity, expense volatility, changes in applicable accounting policies or principles, and other risks detailed from time to time in IFC Securities and Exchange Commission filings.

Irwin Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized financial services companies organized as a bank holding company, with a history tracing to 1871. The Corporation, through its major subsidiaries -- Irwin Mortgage Corporation, Irwin Home Equity Corporation, Irwin Union Bank, and Irwin Commercial Finance Corporation -- provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.